OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mindray Medical International Limited
(Name of Issuer)
Class A Ordinary Shares**
Class B Ordinary Shares**
American Depository Shares
(Title of Class of Securities)
602675100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share. See footnote 1 for further discussion of shares held by Reporting Persons.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602675100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Li Xiting

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		19,080,214[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,080,214[2]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,080,214

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 These shares represent Class B ordinary shares which are not listed for trading. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholder vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholder vote. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares upon transfer to any person or entity which is not an affiliate of transferor.
2 See footnote 1 above.
3 Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No.	602675100	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Quiet Well Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		19,080,214[4]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,080,214[5]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,080,214

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.0%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

4 Includes 19,080,214 Class B ordinary shares.
5 See footnote 5 above.
6 Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No.	602675100	Page	4	of	8

Item 1(a)	Name of Issuer:

Mindray Medical International Limited (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057,
People’s Republic of China

Item 2(a)	Name of Person Filing:

Li Xiting

Quit Well Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Li Xiting
c/o Mindray Medical International Limited
Mindray Building, Keji 12th Road South, Hi-tech Industrial Park,
Nanshan, Shenzhen, 518057
People’s Republic of China

Quit Well Limited
Tropic Isle Building,
P.O.Box 438, Road Town,
Tortola, British Virgin Islands

Item 2(c)	Citizenship

Li Xiting — PRC

Quit Well Limited — BVI

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value HK$0.001

Class B ordinary shares, par value HK$0.001

American Depository Shares

Item 2(e)	CUSIP Number:

602675100
Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No.	602675100	Page	5	of	8

Item 4.	Ownership

(a) Amount Beneficially Owned:

Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Li Xiting	19,080,214	18.0%	19,080,214	0	19,080,214	0
	ordinary		ordinary		ordinary
	shares		shares		shares
Quit Well Limited	19,080,214	18.0%	19,080,214	0	19,080,214	0
	ordinary		ordinary		ordinary
	shares		shares		shares
The above table assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.
Quit Well Limited, a British Virgin Islands company, is the record owner of 19,080,214 ordinary shares of the Issuer. Mr. Li Xiting is the sole shareholder of Quit Well Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Li Xiting may be deemed to beneficially own all of the shares held by Quit Well Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No.	602675100	Page	6	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 14, 2007

Li Xiting

/s/ Li Xiting

Quit Well Limited

By:	/s/ Li Xiting

Name:	Li Xiting
Title:	Director

CUSIP No.	602675100	Page	7	of	8
LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A and Class B Ordinary Shares, par value HK$0.001, of Mindray Medical International Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Li Xiting

/s/ Li Xiting

Quit Well Limited

By:	/s/ Li Xiting

Name:	Li Xiting
Title:	Director